Exhibit 99.2

HUT 8 MINING CORP.

Unaudited Condensed Consolidated Interim Financial Statements

(In Canadian dollars)

Three months ended March 31, 2021 and 2020

HUT 8 MINING CORP.
(In Canadian dollars)
Unaudited Condensed Consolidated Interim Statements of Financial Position

	March 31,	December 31,
	2021	2020
Assets
Current assets
Cash	$39,839,612	$2,815,939
Accounts receivable	1,107,205	451,061
Digital assets held in custody (Note 5)	168,293,175	75,505,472
Digital assets loan receivable (Note 3, 5)	74,090,426	-
Digital assets collateral (Note 5)	-	26,456,199
Deposits and prepaid expenses (Note 4)	1,497,361	92,014
	284,827,779	105,320,685
Non-current assets
Plant and equipment (Note 6)	29,673,768	32,522,602
Deposits and prepaid expenses (Note 4)	25,302,924	7,359,046
Total assets	$339,804,471	$145,202,333

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities (Note 7)	$7,310,413	$3,890,512
Loans payable (Note 8)	1,300,836	25,756,942
	8,611,249	29,647,454
Non-current liabilities
Deferred tax liability (Note 13)	14,387,652	-
Total Liabilities	22,998,901	29,647,454
Shareholders’ equity
Share capital (Note 9)	258,702,083	178,231,290
Shares to be issued	-	398,317
Warrants (Note 9)	20,382,547	2,559,484
Contributed surplus (Note 9)	5,238,887	4,233,917
Accumulated deficit	(80,025,052)	(115,549,069)
AOCI - Unrealized gain on bitcoin revaluation (Note 5)	112,507,105	45,680,940
	316,805,570	115,554,879
Total liabilities and shareholders’ equity	$339,804,471	$145,202,333

Nature of operations (Note 1)
Subsequent events (Note 14)

Approved on behalf of the Board:

“Jaime Leverton”	“Joseph Flinn”
Director & Chief Executive Officer	Director

HUT 8 MINING CORP.
(In Canadian dollars)
Unaudited Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss) For the three months ended March 31,

	2021	2020
Revenue
Digital assets mined (Note 5)	$30,557,064	$12,739,901
Hosting fees	1,425,349	-
Interest income (Note 3)	532,242	-
Cost of revenue
Site operating costs	(14,581,970)	(12,605,886)
Depreciation (Note 6)	(5,802,420)	(7,009,115)
Gross profit (loss)	12,130,265	(6,875,100)
Gain on use of digital assets (Note 5)	182,213	913,996
Revaluation of digital assets (Note 5)	-	(1,281,619)
	182,213	(367,623)
Expenses
Share based payments (Note 9)	(2,756,454)	707,863
Professional fees	(654,293)	(121,138)
General and office	(481,229)	(235,237)
Salary and benefits	(1,857,495)	(276,966)
Investor and public relations	(86,001)	(5,000)
Regulatory	(97,439)	(53,727)
	(5,932,911)	15,795
Operating income (loss)	6,379,567	(7,226,928)
Foreign exchange loss	(430,970)	(2,354,200)
Finance expense	(221,184)	(652,722)
Finance income	36,707	3,830
Unrealized gain on loan receivable (Note 3)	22,934,649	-
Net income (loss) before tax	28,698,769	(10,230,020)
Deferred income tax recovery (Note 13)	6,825,248	-
Net income (loss)	35,524,017	(10,230,020)
Other comprehensive income (loss)
Items that will not be reclassified to net income
Revaluation gain on digital asset, net of tax (Note 5)	66,826,165	-
Total comprehensive income (loss)	$102,350,182	$(10,230,020)

Earnings (Loss) per share:
Basic	$0.31	$(0.11)
Diluted	$0.28	$(0.11)

Weighted average number of shares outstanding:
Basic	113,158,741	90,470,002
Diluted	127,039,469	90,470,002

HUT 8 MINING CORP.
(In Canadian dollars)
Unaudited Condensed Consolidated Interim Statements of Cash Flows For the three months ended March 31,

	2021	2020
Cash provided by (used in):

Operating activities:
Net income (loss)	$35,524,017	$(10,230,020)
Change in non-cash operating items:
Digital assets mined	(30,557,064)	(12,808,388)
Digital assets converted to fiat currency	1,291,060	12,452,764
Depreciation	5,802,420	7,009,115
Gain on sale of digital assets	(182,213)	(913,996)
Revaluation of digital assets	-	1,281,619
Share based payments	2,756,454	(707,863)
Income tax recovery	(6,825,248)	-
Unrealized gain on loan receivable	(22,934,649)	-
Net finance expense and other	238,357	(1,172,813)
Foreign exchange loss	4,215	2,354,200
Accretion expense on lease obligations	6,000	9,763
	(14,876,651)	(2,725,619)

Change in non-cash working capital:
Trade and other receivables	(650,143)	-
Accounts payable and accrued liabilities	2,142,736	1,259,151
Total change in non-cash operating working capital	1,492,593	1,259,151
Net cash used in operating activities	(13,384,058)	(1,466,468)

Investing activities
Purchase of mining equipment	(243,265)	-
Deposits and prepaid expenses	(20,554,347)	(437,862)
Net cash used in investing activities	(20,797,612)	(437,862)

Financing activities
Repayment of loan payable	(25,542,740)	(6,622,302)
Repayment of equipment financing	(658,024)	-
Proceeds from issuance of common shares, net of issuance costs	72,692,169	-
Proceeds from exercise of warrants and options	24,709,360	-
Finance draw from loan payable	-	6,615,500
Recovery (repayment) of lease obligations	4,578	(8,685)
Net cash provided by (used in) financing activities	71,205,343	(15,487)

Increase (decrease) in cash	37,023,673	(1,919,817)
Cash, beginning of period	2,815,939	2,946,017
Cash, end of period	$39,839,612	$1,026,200

Significant non-cash transactions included:

•	Derecognition of broker warrants upon expiry of $Nil (2020 - $1,367,901); and
•	Settlement of Accounts Payable in common shares valued at $398,317 (2020 - $Nil).
•	Loan payable issued for purchase of mining equipment $1,511,199 (2020 - $Nil)

HUT 8 MINING CORP.
(In Canadian dollars)
Unaudited Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity

	Share Capital
							Accumulated
							other
	Number of		Shares to be		Contributed	Accumulated	comprehensive
	shares	Dollar amount	issued	Warrants	surplus	deficit	income	Total
Balance, December 31, 2019	90,438,009	$170,622,599	$-	$1,367,901	$5,300,480	$(134,589,223)	$-	$42,701,757
Share based payments	38,308	54,398	-	-	(707,863)	-	-	(653,465)
Share based payments withholding	-	-	-	-	(123,067)	-	-	(123,067)
Expiry of broker warrants	-	-	-	(1,367,901)	1,367,901	-	-	-
Loss on retirement of Bitfury debt	-	-	-	-	(245,922)	-	-	(245,922)
Net loss and comprehensive loss	-	-	-	-	-	(10,230,020)	-	(10,230,020)
Balance, March 31, 2020	90,476,317	$170,676,997	$-	$-	$5,591,530	$(144,819,244)	$-	$31,449,283

	Share Capital
							Accumulated
							other
	Number of		Shares to be		Contributed	Accumulated	comprehensive
	shares	Dollar amount	issued	Warrants	surplus	deficit	income	Total
Balance, December 31, 2020	97,245,223	$178,231,290	$398,317	$2,559,484	$4,233,917	$(115,549,069)	$45,680,940	$115,554,879
Shares issued for private placement	15,500,000	58,137,879	-	19,362,121	-	-	-	77,500,000
Share issuance costs	-	(9,264,064)	-	3,927,315	-	-	-	(5,336,749)
Shares issued on vesting of RSU	254,813	632,479	-	-	(632,479)	-	-	-
Shares issued on vesting of DSU	42,500	52,698	-	-	(52,698)	-	-	-
Share based payments withholding	-	-	-	-	(728,556)	-	-	(728,556)
Shares issued on exercise of options	110,639	880,281	-	-	(337,751)	-	-	542,530
Shares issued on exercise of warrants	5,041,912	29,633,203	-	(5,466,373)	-	-	-	24,166,830
Shares to be issued	380,000	398,317	(398,317)	-	-	-	-	-
Share based payments	-	-	-	-	2,756,454	-	-	2,756,454
Unrealized gain on bitcoin revaluation	-	-	-	-	-	-	66,826,165	66,826,165
Net income and comprehensive income	-	-	-	-	-	35,524,017	-	35,524,017
Balance, March 31, 2021	118,575,087	$258,702,083	$-	$20,382,547	$5,238,887	$(80,025,052)	$112,507,105	$316,805,570

HUT 8 MINING CORP.

(In Canadian dollars)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021 and 2020

1.	Reporting entity and going concern

(a)	Reporting entity

Hut 8 Mining Corp. (the “Company” or “Hut 8”) was incorporated under the laws of the Province of British Columbia on June 9, 2011. The registered office of the Company is located at Suite 1700 Park Place, 666 Burrard St, Vancouver BC, Canada, V6C 2X8 and the headquarter is located at 130 King St. W, Suite 1800, Toronto, ON, Canada, M5X 2A2. The Company’s common shares are listed under the symbol “HUT” on the Toronto Stock Exchange (“TSX”) and as “HUTMF” on the OTCQX Exchange. As at March 31, 2021, Bitfury Holding BV (“Bitfury”) owned 19.53% of the Company’s common shares and is a controlling shareholder and related party of Hut 8. The Company is in the business of (i) utilizing specialized equipment to solve complex computational problems to validate transactions on the Bitcoin blockchain and receive Bitcoin in return for successful service, (ii) provides hosting services to institutional clients, for which services the Company receives monthly fees and (iii) loaning certain Bitcoin inventory in exchange for interest income.

2.	Statement of compliance and basis of presentation

(a)	Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Certain information and note disclosures normally included in the audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These condensed interim consolidated financial statements should be read in conjunction with the Company’s December 31, 2020 audited annual consolidated financial statements.

The Company is in the business of digital currencies, many aspects of which are not specifically addressed by current IFRS guidance. The Company is required to make judgments as to the application of IFRS and the selection of its accounting policies. The Company has disclosed its presentation, recognition and derecognition, and measurement of digital currencies, and the recognition of revenue as well as significant assumptions and judgments, however, if specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company’s earnings and financial position as presented.

These unaudited condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors for May 12, 2021.

3.	Loan receivable

On January 6, 2021, the Company entered into a loan term sheet agreement with Genesis Global Capital LLC (“Genesis”) whereby the Company loaned to Genesis 1,000 Bitcoin to be used in Genesis’ Bitcoin lending business. The loan receivable carries interest at a rate of 4% per annum, is unsecured, due on demand and repayable in Bitcoin. Interest on the loan is paid monthly in US dollars, calculated daily based on the Coinbase Pro spot rate at 4 p.m. ET. The Company remeasures the value of the loan at each reporting period through profit or loss.

As at March 31, 2021, the Company determined the fair value of the loan to be $74,090,426 based on the closing price of Bitcoin and recorded a revaluation gain on the loan receivable of $22,934,649.

During the three months ended March 31, 2021, the Company recorded interest income of $532,242 (March 31, 2020 - $nil) and as at March 31, 2021 has an interest receivable balance of $234,527.

HUT 8 MINING CORP.

(In Canadian dollars)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021 and 2020

4.	Deposits and prepaid expenses

	March 31, 2021	December 31, 2020
Current
Prepaid electricity(ii)	$1,492,438	$-
Miscelaneous deposits	4,923	-
Prepaid insurance	-	92,014

Total current deposits and prepaids expenses	$1,497,361	$92,014

Non-current
Deposit for equipment purchase(i)	$18,843,000	$-
Deposits related to electricity supply under
Electricity Supply Agreement(iii)	6,252,735	5,952,735
Land lease deposit	207,189	201,189
Deposit for equipment purchase	-	1,205,122

Total non-current deposits	$25,302,924	$7,359,046

(i)	Deposit for 50% of NVIDIA equipment order.

(ii)	Electricity deposits for facility in Drumheller, Alberta.

(iii)	Electricity deposits for facility in Medicine Hat, Alberta

HUT 8 MINING CORP.

(In Canadian dollars)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021 and 2020

5.	Digital assets

Digital assets solely consist of Bitcoin. Below is the Bitcoin mined and transacted.

Balance, December 31, 2019	$27,310,725	2,923
Bitcoin mined	38,962,425	2,798
Bitcoin traded for cash	(41,526,945)	(2,956)
Bitcoin paid for services	(43,485)	(4)
Gain on use of digital assets	2,815,342	-
Revaluation of digital assets	74,443,609	-
Balance, December 31, 2020	$101,961,671	2,762
Bitcoin mined	30,557,064	539
Bitcoin traded for cash(i)	(1,291,060)	(30)
Gain on use of digital assets(i)	182,213	-
Revaluation of digital assets(ii)	88,039,065	-
Digital assets in custody and receivable, March 31, 2021	$219,448,953	3,271
Digital assets loaned to Genesis(iii)	(51,155,778)	(1,000)
Balance, March 31, 2021	$168,293,175	2,271

(i)	During the three months ended March 31, 2021, the Company traded its Bitcoin for cash totaling $1,291,060 with a cost of $1,108,849, which resulted in a realized gain on use of $182,213 (March 31, 2020 – $913,996).

(ii)	Digital assets held are revalued each reporting period based on the fair market value of the price of Bitcoin on the reporting date. As at March 31, 2021, the price of Bitcoin was $74,090 (US$58,919) which for the three months ended March 31, 2021 resulted in a revaluation gain of $88,039,065 net of taxes of $21,212,900 (March 31, 2020 – loss of $1,281,619). This gain was recorded to other comprehensive income.

(iii)	On January 6, 2021, the Company loaned Genesis 1,000 Bitcoin. The loan receivable carries interest at a rate of 4% per annum (Note 3).

HUT 8 MINING CORP.

(In Canadian dollars)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021 and 2020

6.	Plant and equipment

	Infrastructure	Mining servers	Right-of-use assets(i)	Total
Cost
As at January 1, 2020	$32,130,866	$82,403,481	$575,274	$115,109,621
Additions	-	5,810,970	-	5,810,970
Expiration of lease	-	-	(71,440)	(71,440)
Reversal of prior-year impairment	13,155,936	-	-	13,155,936
As at December 31, 2020	45,286,802	88,214,451	503,834	134,005,087
Additions	-	2,959,587	-	2,959,587
As at March 31, 2021	$45,286,802	$91,174,038	$503,834	$136,964,674

Accumulated Depreciation
As at January 1, 2020	$15,058,758	$65,093,519	$74,259	$80,226,536
Depreciation	6,801,080	14,428,573	35,265	21,264,918
Expiration of lease	-	-	(32,973)	(32,973)
Accretion expense	-	-	24,004	24,004
As at December 31, 2020	21,859,838	79,522,092	100,555	101,482,485
Depreciation	3,955,564	1,839,414	7,442	5,802,420
Accretion expense	-	-	6,001	6,001
As at March 31, 2021	$25,815,402	$81,361,506	$113,998	$107,290,906

Net Book Value December 31, 2020	$23,426,964	$8,692,359	$403,279	$32,522,602
Net Book Value March 31, 2021	$19,471,400	$9,812,532	$389,836	$29,673,768

(i)	The right-of-use assets (“ROU”) comprise of a 10-year land lease with the City of Medicine Hat, dated June 1, 2018. See Note 8 for the related lease liability.

7.	Accounts payable and accrued liabilities

	March 31, 2021	December 31, 2020
Accounts payable	$6,039,245	$3,726,309
Other accrued liabilities	1,271,168	164,203
Total	$7,310,413	$3,890,512

HUT 8 MINING CORP.

(In Canadian dollars)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021 and 2020

8.	Loans payable

	March 31, 2021	December 31, 2020
Genesis(i)	$-	$25,464,000
Foundry(ii)	1,003,317	-
Lease liabilities(iii)	297,519	292,942
	1,300,836	25,756,942
Current portion	$1,300,836	$25,756,942
Non-current portion	$-	$-

(i)	Genesis

As at March 31, 2021, the Company has fully paid off its US$20,000,00 loan with Genesis. The Company made the full repayment on February 11, 2021; and subsequently all Bitcoin held by Genesis as collateral for the loan were returned to the Company.

Interest expense for three months ended March 31, 2021 was $172,946 (US$135,890) (March 31, 2020 - $572,895 (US$425,034)). A foreign exchange gain of $92,000 was recognized for the three months ended March 31, 2021 (March 31, 2020 – loss of $2,276,500).

(ii)	Foundry

On January 22, 2021, the Company finalized an equipment financing loan of US$11.8 million with Foundry Digital LLC, a wholly-owned subsidiary of Digital Currency Group (DCG). The equipment financing will be a 12-month term with an annual interest rate of 16.5% and is secured against the Company’s equipment, digital currency and future mined digital currencies.

During the three-months ended March 31, 2021, the Company received the first shipment of the equipment, and subsequently recognized a loan payable of $1,511,199 (US$1,196,800). The Company provided a 20% down payment of $310,447 (US$245,860) associated with the first shipment, which included an administrative fee of $8,208 (US$6,500). For the period ended March 31, 2021, the Company also made three principal payments totaling $301,857 (US$239,360), and interest payments of $45,720 (US$36,203). A foreign exchange loss of $96,214 was recognized for the period ended March 31, 2021.

(iii)	Lease liability

The lease liability is measured at amortized cost using the effective interest method.

In May 2020, the Drumheller lease expired, resulting in a write-off of its ROU asset and related lease liability.

HUT 8 MINING CORP.
(In Canadian dollars)
Notes to Unaudited Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2021 and 2020

9.	Equity

(a)	Common shares

The Company has authorized share capital of an unlimited number of common shares.

	Number of shares	Amount
Balance, January 1, 2020	90,438,009	$170,622,599
Shares issued for RSUs	543,359	1,804,260
Shares issued for exercise of options	33,333	69,176
Shares issued for public offering	5,750,456	5,702,617
Cost of issuance attributed to public offering	-	(971,524)
Shares issued for exercise of warrants	480,066	1,004,162
Balance, December 31, 2020	97,245,223	$178,231,290
Shares issued for services(i)	380,000	398,317
Shares issued for RSUs and DSUs(ii)	297,313	685,177
Shares issued for exercise of options	110,639	880,281
Shares issued for private placement(iii)	15,500,000	58,137,879
Cost of issuance attributed to private placement	-	(9,264,064)
Shares issued for exercise of warrants	5,041,912	29,633,203
Balance, March 31, 2021	118,575,087	$258,702,083

(i)	Shares issued as payment of invoices to key service providers.

(ii)	Shares issued upon vesting of restricted share units (“RSU”) and deferred share units (“DSU”), net of employment withholdings.

(iii)	On January 11, 2021, the Company entered into a securities purchase agreement for a private placement of its common shares (“Common Shares”) and warrants to purchase common shares (“Warrants”) to institutional investors for gross proceeds of CAD$77,500,000. Pursuant to the private placement, the Company issued 15,500,000 Common Shares and Warrants to purchase up to 7,750,000 Common Shares at a purchase price of CAD$5.00 per Common Share and associated Warrant. Each Warrant and broker warrants will entitle the holder to purchase one Common Share at an exercise price of CAD$6.25 per Common Share at any time for a period of 24 months. The Warrants were valued at $19,362,121 under the relative fair value approach using the Black-Scholes Option Pricing model based on the following assumptions: expected life of 2 years, risk-free rate of 0.16%, volatility of 136% and dividend yield of 0%. The Company incurred commissions and fees totaling $5,336,748 and issued 930,000 broker warrants with an exercise price of $6.25 per share and a fair value of $3,927,315. As of March 31, 2021, $528,917 of the commissions and fees remained unpaid. The broker warrants are determined using the Black-Scholes Option Pricing model based on the following assumptions: expected life of 2 years, risk-free rate of 0.16%, volatility of 136% and dividend yield of 0%

HUT 8 MINING CORP.
(In Canadian dollars)
Notes to Unaudited Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2021 and 2020

9.	Equity (continued)

(b)	Warrants

The warrant activity is as follows:

	Number of	Weighted average
	warrants	exercise price
Balance, January 1, 2020	2,882,222	$4.61
Issued	6,095,483	1.78
Exercised	(480,066)	1.67
Expired	(660,000)	5.00
Balance, December 31, 2020	7,837,639	$2.56
Issued(i)	8,680,000	6.25
Exercised(ii)	(5,041,912)	4.79
Expired	-	-
Balance, March 31, 2020	11,475,727	$4.37

(i)	The warrants issued comprise of 7,750,000 warrants related to its private placement on January 13, 2021, and 930,000 broker warrants.

(ii)	The warrants exercised comprise of 2,050,000 warrants with an exercise price of $6.25, 2,222,222 warrants with an exercise price of $4.50, 680,800 warrants with an exercise price of $1.80, and 88,890 warrants with an exercise price of $1.45.

The warrants issued and outstanding as at March 31, 2021 are as follows:

		Weighted average
Exercise		remaining contractual
price	Number	life (months)	Expiry date
$6.25	6,630,000	22	1/13/2023
$1.80	4,772,456	9	12/25/2021
$1.45	73,271	15	6/25/2022
$4.37	11,475,727	17

HUT 8 MINING CORP.
(In Canadian dollars)
Notes to Unaudited Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2021 and 2020

9.	Equity (continued)

(c)	Incentive plan

On March 5, 2018, the Company adopted a Long-Term Incentive Plan (“LTIP”) under which it is authorized to grant stock options, restricted share units and deferred share units (“Awards”) to officers, directors, employees, and consultants enabling them to acquire common shares of the Company. The maximum number of common shares reserved for issuance of Awards that may be granted under the plan is 10% of the issued and outstanding common shares of the Company.

Stock options

The stock option activity is as follows:

	Number of	Weighted average
	options	exercise price
Balance, January 1, 2020	910,000	$4.34
Forfeiture	(115,000)	5.00
Exercised	(33,333)	1.14
Balance, December 31, 2020	761,667	4.38
Forfeiture	(7,694)	5.00
Exercised	(110,639)	4.90
Options outstanding, March 31, 2021	643,334	$4.29
Options exercisable, March 31, 2021	520,835	$4.77

As at March 31, 2021, the Company had the following stock options outstanding:

	Number of	Number of	Weighted	Weighted average
	options	options	average	remaining life
Exercise price	outstanding	exercisable	exercise price	(months)
$1.14	66,667	-	1.14	21
1.80	6,667	-	1.80	19
3.00	90,000	60,000	3.00	30
5.00	480,000	460,835	5.00	24
$4.29	643,334	520,835	4.77	25

During the three months ended March 31, 2021, the Company recorded a total of $35,064 (2020 - $135,290) as share-based compensation expense related to stock options. The Company also recorded a reversal of share-based compensation totaling $23,893 due to forfeiture of 7,694 options. The compensation expense was based on the fair value of each stock option on the date of the grant using the Black-Scholes option pricing model. No stock options were granted for the three-month ended March 31, 2021.

HUT 8 MINING CORP.
(In Canadian dollars)
Notes to Unaudited Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2021 and 2020

9.	Equity (continued)

(c)	Incentive plan (continued)

Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

The Company has a restricted share unit and deferred share unit plan that provides for the granting of restricted share units and deferred share units to directors, officers, employees and consultants of up to 3,000,000 shares of the Company. Upon vesting, the Company will issue shares from treasury to the employees for no additional consideration.

As at March 31, 2021, rights to receive 1,985,834 shares have been granted of which 466,666 vest in the remainder of 2021, 725,000 vests in 2022, and 666,668 vests in 2023.

During the three months ended March 31, 2021, the Company recorded a total of $2,552,208 (2020 – expense reversal of $843,153) as share-based compensation expense related to RSUs and $193,075 (2020 - $nil) as share-based compensation expense related to DSUs.

10.	Related party agreements and transactions

Related party transactions

Key management includes members of the Board of Directors and its corporate officers. The aggregate value of transactions relating to key management personnel and entities over which they have control or significant influence were as follows:

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Salary, fees, and other short-term benefits (i)	$1,601,473	$323,956
Share based payments	2,565,920	350,527
	$4,167,393	$674,483

(i)	In connection with the issuance of shares related to the RSUs and DSUs granted, during the three months ended March 31, 2021, the Company incurred payroll tax expense of $1,245,688 (2020 - $nil).

During the three months ended March 31, 2021, Bitfury, a related party, charged the Company $265,800 (2020 - $1,571,155) in site operating costs. As at March 31, 2021, $1,033,827 (2020 - $Nil) was owed to Bitfury.

11.	Capital management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity comprised of issued share capital and reserves. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2020.

HUT 8 MINING CORP.
(In Canadian dollars)
Notes to Unaudited Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2021 and 2020

12.	Financial Instruments

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below.

(a)	Credit risk

Financial instruments that are potentially subject the Company to a concentration of credit risk consist primarily of cash, digital assets, and prepaid expenses. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions.

Hut 8 uses the services of BitGo Trust Company Inc. (“BitGo”). BitGo is considered one of the top custodians for cryptocurrency and has US$100 million of insurance backing its digital asset custody. Hut 8 does not self-custody its Bitcoin.

(b)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited and only relates to its ability to earn interest income on cash balances nominated in foreign currency at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations out of cash and cash equivalents and digital assets. The Company has a planning and budgeting process to help determine the funds required to support the Company’s normal spending requirements on an ongoing basis and its expansionary plans.

(d)	Foreign currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises from financial instruments (including cash and cash equivalents) that are denominated in a currency other than Canadian dollars, which represents the functional currency of the Company. The Company’s functional currency is the Canadian dollar and most purchases are transacted in Canadian dollars. The Company has also transacted in US Dollars to purchase mining equipment and loans payable denominated in US Dollars. Management currently does not hedge its foreign exchange risk.

The table below indicates the foreign currencies to which the Company has significant exposure as at March 31, 2021 in Canadian dollar terms:

2021
Cash	$2,688,378
Accounts payable	41,666
Loans payable	1,003,317

The effect on earnings before tax of a 10% strengthening or weakening of the CAD exchange rate at the balance sheet date for financial instruments denominated in USD, with all other variables held constant, is $373,336.

HUT 8 MINING CORP.
(In Canadian dollars)
Notes to Unaudited Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2021 and 2020

12.	Financial Instruments (continued)

(e)	Fair value measurements:

i.	Financial hierarchy:

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The hierarchy is summarized as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly from observable market data; and

Level 3: Inputs that are not based on observable market data.

The Company’s financial instruments have been classified as follows:

December 31, 2020	Level 1	Level 2	Level 3	Total
Fair value through profit and loss
Cash	$2,815,938	$-	$-	$2,815,938
Fair value through other comprehensive income
Digital assets	$-	$101,961,671	$-	$101,961,671

March 31, 2021	Level 1	Level 2	Level 3	Total
Fair value through profit and loss
Cash	$39,839,612	$-	$-	$39,839,612
Loan receivable	$-	$74,090,426	$-	$74,090,426
Fair value through other comprehensive income
Digital assets	$-	$168,293,175	$-	$168,293,175

The Company determined that the carrying value of accounts receivable and loan payable approximate the corresponding fair value because of the relatively short periods to maturity of these instruments and the low credit risk.

HUT 8 MINING CORP.
(In Canadian dollars)
Notes to Unaudited Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2021 and 2020

12.	Financial Instruments (continued)

(f)	Digital assets and risk management

Digital assets are measured using level two fair values, determined by taking the rate from Coinmarketcap.

Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of digital assets; in addition, the Company may not be able liquidate its inventory of digital assets at its desired price if required. A decline in the market prices for digital assets could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of digital assets.

Digital assets have a limited history and the fair value historically has been very volatile. Historical performance of digital assets is not indicative of their future price performance. The Company’s digital assets currently solely consist of Bitcoin.

As at March 31, 2021, had the market price of Bitcoin increased or decreased by 10% with all other variables held constant, the corresponding loans receivable and digital assets value increase or decrease respectively would amount to $24,238,360.

13.	Income taxes

Income tax expense for the three months ended March 31, 2021 is as follows:

2021
Current tax expense	$-
Deferred tax recovery	(6,825,248)
Total income tax recovery	$(6,825,248)

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% to the effective tax rate for the three months ended March 31, 2021 is as follows:

2021
Net income (loss) before recovery of income taxes	$28,698,769
Canadian statutory tax rate	26.5%
Expected tax expense (recovery)	7,605,174
Permanent differences	746,825
Share issuance costs capitalized to equity	(1,414,238)
Prior year true-up	(1,448)
Tax rate changes and other	(628,937)
Utilization of non-capital loss balance	(8,313,738)
Change in tax benefits not recognized	(4,818,886)
Income tax expense (recovery)	$(6,825,248)

HUT 8 MINING CORP.
(In Canadian dollars)
Notes to Unaudited Condensed Consolidated Interim Financial Statements For the three months ended March 31, 2021 and 2020

13.	Income taxes (continued)

For the three months ended March 31, 2021, income tax debited to other comprehensive income was $21,212,900.

Deferred tax assets (liabilities)

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Significant components of the deferred tax assets and liabilities as at March 31, 2021 are as follows:

2021
Non-capital losses	$18,713,320
Capital lease obligation	71,690
Capital losses	68,840
Capital loan	11,638
Property plant and equipment	5,849,890
Digital assets	(39,009,100)
Right of use asseet	(93,930)
Net deferrest tax asset (liability)	$(14,387,652)

The movement on the net deferred income tax assets and liabilities for the three months ended March 31, 2021 is as follows:

2021
Beginning	$-
Deferred tax recovery recorded in profit or loss	6,825,248
Movement recognized in other comprehensive income	(21,212,900)
Net deferrest tax asset (liability)	$(14,387,652)

14.	Subsequent events

The Company has entered into a power purchase agreement (“PPA”) with Validus Power Corp. dated April 16, 2021, to support Hut 8’s Alberta operations. This PPA will enable Hut 8 to initially secure up to 100MW of new power from the project on a physical off-take basis. The anticipated commercial operation launch date of an initial 35MW is the fourth quarter of 2021.